UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Part 1 Press Release of Dialog Semiconductor Plc dated May 26, 2004:
”New power management IC is first to support Wireless Intel SpeedStep® technology”
Part 2 Press Release of Dialog Semiconductor Plc dated May 17, 2004:
”Dialog Semiconductor updates power and audio IC for Intel® PXA800F cellular processor”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date May 26, 2004
By /s/ ROLAND PUDELKO

Roland Pudelko

Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated May 26, 2004:
”New power management IC is first to support Wireless Intel SpeedStep® technology”

Kirchheim/Teck, Germany, May 26, 2004 – Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has announced the DA9030, a new highly integrated system level power management IC (PMIC) which in one device supports both a communications processor and the new Intel® PXA27x family of applications processors in next generation mobile handset designs. The DA9031 variant of this PMIC, launched last year, has also now been updated to support standalone Intel PXA27x processor-based applications such as PDAs and hand-held multimedia devices.

Key benefits of the DA9030 PMIC are minimized power consumption in entry-level, mid-range and premium smartphones, personal digital assistants (PDAs) and communicators with highly sophisticated multimedia and internet capabilities. Targeted at a new generation of cell phones incorporating three radios for W-CDMA, quad-band GSM, Wi-Fi (802.11b wireless LAN) and Bluetooth, it manages the complete power management requirements of both the communications processor and the applications processor, including full system start up and shut down.

The new DA9030 PMIC is the first to support the Wireless Intel SpeedStep® technology, which when combined with dynamic voltage management (DVM) and Dialog’s patented Smart Mirror™ LDOs (low-dropout regulators) produces significant power consumption and system cost savings compared to equivalent discrete solutions. The combination of technologies provides intelligent management of voltage and frequency changes, optimizing both switching and linear regulators for maximum power efficiency in the system. The PMIC is the only device to contain 19 high performance voltage regulators, two high-efficiency buck converters with programmable output voltages, five individually selectable LED drivers, programmable battery charger, audio drivers, and many more other functions in a single highly integrated CMOS chip.

Developed in close cooperation with Intel to achieve the most optimized PMIC for mobile handsets, operation of the DA9030 is functionally verified in the Intel® PXA270 development kit as well as the Intel PXA270 phone reference platform. The PMIC connects directly to the phone’s battery and provides stable low noise power supplies for all the core circuits within the phone as well as additional regulators for many other features –such as camera modules, LCD display, Bluetooth, and memory cards. Special modes supported include ‘PDA’, where the communications processor subsystem is in standby mode, but the user still needs to operate functions such as MP3 music playback, video playback and games on the applications processor.

Roland Pudelko CEO and president of Dialog Semiconductor said, “We have combined our expertise in advanced mixed signal design for mobile phone handsets and our system-on-chip integration capability for high and low voltage circuits to produce a very advanced power management device containing 38 different types of functional blocks on a small die size in a 0.25 micron CMOS process. This has resulted in a very sophisticated IC that allows mobile phone users to maintain the long standby times they have been used to with previous generation handsets, despite the extra demands made on the battery.”

“Intel’s vision is to enable new possibilities through handheld, wireless connectivity, but improving the user experience and adding additional multimedia functionality cannot come at the expense of reduced standby time,”added Mark Johnston, director of marketing for Intel’s Cellular and Handheld Group. “Dialog Semiconductor’s experience in delivering power management ICs that are optimized to work with Intel XScale® technology-based platforms meets that demand by supporting Wireless Intel SpeedStep® technology for longer battery life in wireless clients.”

The DA9030 is available now and an applications development platform comprising application board and software allows users to quickly verify the device in their target application with full access to all device functionality and debugging access to the power management I2C bus. An application note on using Dialog Semiconductor’s DA903x advanced power management controllers with the Intel® PXA27x processor family is also available for download via Dialog Semiconductor’s web site, www.Dialog-Semiconductor.com.

Part 2 Press Release of Dialog Semiconductor Plc dated May 17, 2004:
”Dialog Semiconductor updates power and audio IC for Intel® PXA800F cellular processor”

Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has updated its integrated power management and audio solution for the Intel® PXA800F cellular processor. The new DA9011 GSM/GPRS audio and power controller now supports both software and hardware MIDI solutions, an essential feature required for versatile ringtone and gaming functions in mobile phone handset designs. The IC is based on and supersedes the DA9010, launched in February 2003.

The DA9011 features the same high level of integration as the previous generation of this IC. In addition to the new software and hardware MIDI support, the DA9011 incorporates Dialog Semiconductor’s unique Smart Mirror™ technology, and provides, on a single chip, 12 high-performance low dropout (LDO) regulators, high efficiency DC-DC buck converters, LED and vibrator drivers, 24-bit stereo DAC and 16 ohm headphone drivers. Smart Mirror uses advanced compensation and biasing techniques compared to conventional regulators, to help minimize quiescent current consumption and optimize power supply rejection (PSRR) performance.

The DA9011 is available now as a standard part, in a 121 pin, 8 x 8 mm BGA package. A technical product brief is available on Dialog Semiconductor’s web site (www.Dialog-Semiconductor.com).

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG), and on the NASDAQ (DLGS) exchanges.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck –Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com